UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-51055

CUSIP NUMBER

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:                                         June 30, 2009
☐      Transition Report on Form 10-K
☐      Transition Report on Form 20-F
☐      Transition Report on Form 11-K
☐      Transition Report on Form 10-Q
☐      Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Red Mile Entertainment, Inc.
Full Name of Registrant

Former Name if Applicable
223 San Anselmo Way, #3
Address of Principal Executive Office (Street and Number)
San Anselmo, CA 94960
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
(Attach extra Sheets if Needed)

Red Mile Entertainment, Inc. (the “Registrant”) is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2009 within the prescribed time period because the Registrant was unable, without unreasonable effort or expense, to obtain and analyze the business information necessary to complete the preparation of the Registrant’s financial statements and the review of such financial statements by the Registrant’s auditors in time for filing.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Simon Price	415	339-4240
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

			Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			Yes ☒ No ☐
	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its Form 10-Q for the period ended June 30, 2009, it will report significant changes to its net income compared to the period ended June 30, 2008.  The Registrant anticipates that it will report a decrease of approximately 90% in revenue and a net profit of approximately $5.5 million for the period ended June 30, 2009 compared to a net loss the period ended June 30, 2008 of approximately 1.0 million. We believe that the increase in net profit for the period ended June 30, 2009 is the result of (1) recognizing deferred revenue of approximately $5.15 from the sale of our only game in development, with the working title “Heroes over Europe" as a result of our Settlement Agreement with Atari Interactive, Inc. and IR Gurus Pty Ltd., dba Transmission Games, as previously disclosed in our Form 8-K filed with the Securities and Exchange Commission on (“SEC”) on May 6, 2009; (2) recording of approximately $.75 million in other income resulting from a  settlement of a dispute with MTV Networks, as previously reported on Form 8-K filed with the SEC on July 9, 2009; and (3) an offset of approximately $.4 million in net loss before other income and taxes.

Red Mile Entertainment, Inc.

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 14, 2009	By:	/s/ Simon Price
Simon Price, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer) evidence of  the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.
Interactive data submissions.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).